SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 3 TO SCHEDULE 13D)
                      Under the Securities Exchange Act of 1934

                        AMERICAN LOCKER GROUP INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  027284108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             ELIZABETH BELANGER, ESQ.
                              BINGHAM MCCUTCHEN LLP
                               399 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4689
                                 (212) 705-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 11, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 9 Pages)

CUSIP No. 027284108                     13D                    Page 2 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SANTA MONICA PARTNERS, L.P.
          13-3100474
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

          WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         161,550

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         161,550

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     161,550

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.67%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

________________________________________________________________________________

CUSIP No. 027284108                     13D                    Page 3 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SMP ASSET MANAGEMENT LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

          OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         161,550

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         161,550

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     161,550

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.67%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO (LLC)

________________________________________________________________________________

The inclusion of SMP Asset Management LLC in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

CUSIP No. 027284108                     13D                    Page 4 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          LAWRENCE J. GOLDSTEIN

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

          PF, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         173,638

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         173,638

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     173,638

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.47%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN

________________________________________________________________________________

CUSIP No. 027284108                     13D                    Page 5 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         L.J. Goldstein Company Incorporated Pension Plan
         13-3129010
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

          WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,800

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,800

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,800

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .005%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     EP

________________________________________________________________________________

CUSIP No. 027284108                     13D                    Page 6 of 9 Pages

                 AMERICAN LOCKER GROUP INCORPORATED SCHEDULE 13D
                                 AMENDMENT NO. 3

Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock with $1.00 par value (the "Shares") of American Locker Group Incorporated (the "Issuer"). The principal offices of the Issuer are located at 608 Allen Street, Jamestown, New York 14701.

Item 2.   Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica
Partners"). This Statement is also being filed on behalf of SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Lawrence J. Goldstein, the president and sole owner of SMP Asset Management, and L.J. Goldstein Company Incorporated Pension Plan, a pension plan for the benefit of Mr. Goldstein (the "Pension Plan").

(b)-(c) The principal business of Santa Monica Partners is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management is to provide investment advice to and to manage the business and affairs of Santa Monica Partners. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, and indirectly, Santa Monica Partners. The Pension Plan invests its assets for the purpose of funding retirement benefits for Mr. Goldstein. The principal business address of Santa Monica Partners, SMP Asset Management, Mr. Goldstein and the Pension Plan (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners was the working capital of Santa Monica Partners. The source of all funds for purchases by SMP Asset Management was the working capital of Santa Monica Partners, which is managed by SMP Asset Management. The source of all funds for purchases of Shares by the Pension Plan was the working capital of the Pension Plan. The source of all funds for purchases by Mr. Goldstein in his individual capacity was personal funds. In addition, Mr. Goldstein may be deemed to be the beneficial owner of shares purchased by Santa Monica Partners and the Pension Plan which were made with the working capital of Santa Monica Partners and the Pension Plan, respectively. The personal funds and working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

                                                               Page 7 of 9 Pages

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment purposes and intend to review on a continuing basis their investments in the Issuer and may, depending upon their evaluation of the Issuer's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment, or dispose of, the shares in the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Santa Monica Partners beneficially owns in the aggregate 161,550 Shares, constituting 10.67% of the outstanding Shares. SMP Asset Management, as the sole general partner of Santa Monica Partners, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Shares in which Santa Monica Partners may be deemed to possess direct beneficial ownership. Mr. Goldstein, as president and sole owner of SMP Asset Management, may be deemed to have indirect beneficial ownership of the Shares which SMP Asset Management may beneficially own. Mr. Goldstein disclaims beneficial ownership of such Shares for all other purposes. Mr. Goldstein beneficially owns in his individual capacity 4,288 Shares, constituting .003% of the outstanding Shares. In addition, the Pension Plan beneficially owns in the aggregate 7,800 Shares, constituting .005% of the outstanding Shares, and Mr. Goldstein may also be deemed to have indirect beneficial ownership of the Shares which the Pension Plan beneficially owns.

(b) Santa Monica Partners has the sole power to vote or direct the vote of 161,550 Shares and the sole power to dispose or direct the disposition of such Shares. SMP Asset Management, as sole general partner of Santa Monica Partners, may be deemed to have the sole power to vote or direct the vote of the Shares held by Santa Monica Partners, and the sole power to dispose or direct the disposition of such Shares. Mr. Goldstein, as president and sole owner of SMP Asset Management, may be deemed to have the power to vote or to direct the vote
and to dispose or to direct the disposition of such Shares.   Mr. Goldstein
possesses the sole power to vote and dispose of the 4,288 Shares beneficially owned by him in his individual capacity. In addition, the Pension Plan has the sole power to vote or direct the vote of 7,800 Shares and the sole power to dispose or direct the disposition of such Shares. Mr. Goldstein, as trustee of the Plan, may be deemed to have the sole power to vote or direct the vote of the Shares held by the Pension Plan and the sole power to dispose or direct the disposition of such Shares.

                                                               Page 8 of 9 Pages


(c) Santa Monica Partners engaged in the following transactions in Shares of the Issuer during the past 60 days.

Date                  Number of Shares          Price per Share
1/10/2003                  1,850                     $14.32
1/31/2003                  1,100                     $13.60
2/11/2003                  2,400                     $13.50

All transactions involved purchases of Shares on the over-the-counter Nasdaq market. No other Reporting Person effected transactions in Shares of the Issuer during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: (i) the partnership agreement of Santa Monica Partners contains provisions whereby SMP Asset Management may, after certain adjustments, receive a percentage of profits, if any, derived from Santa Monica Partner's investments, and (ii) the terms of the Pension Plan provide for benefits to be paid to Mr. Goldstein upon his retirement.

Item 7.  Material to be filed as Exhibits.

         None.

                                                             Page 9 of 9 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2003
                                        SANTA MONICA PARTNERS, L.P.
                                        By: SMP ASSET MANAGEMENT LLC

                                        By: /s/LAWRENCE J. GOLDSTEIN
                                        ----------------------------------------
                                        Lawrence J. Goldstein, President


                                        SMP ASSET MANAGEMENT LLC

                                        By: /s/LAWRENCE J. GOLDSTEIN
                                        ----------------------------------------
                                        Lawrence J. Goldstein, President


                                        /s/LAWRENCE J. GOLDSTEIN
                                        ----------------------------------------
                                        Lawrence J. Goldstein



                                        L.J. GOLDSTEIN INCORPORATED PENSION PLAN

                                        By: /s/LAWRENCE J. GOLDSTEIN
                                        ----------------------------------------
                                        Lawrence J. Goldstein, Trustee




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).